UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                                 FILMWORLD, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)


          Nevada                                            88-0224817
----------------------------                            -------------------
(State of other jurisdiction                             (I.R.S. Employer
    of incorporation or                                 Identification No.)
       organization)


4929 Wilshire Blvd., Suite 830, Los Angeles, CA                 90010
-----------------------------------------------              ----------
(Address of principal executive offices)                     (Zip Code)


Issuer's Telephone number:   (323) 954-0377
                          --------------------

Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------

ITEM 1.  DESCRIPTION OF BUSINESS

--------------------------------------------------------------------------------

(a)      Business Development

         FilmWorld, Inc. (the "Company" or the "Registrant" ) is a Nevada corporation which was originally incorporated on December 23, 1986 as Hair-Life, Inc. On June 3, 1987, the Company completed a public offering pursuant to the provisions of Rule 504 of Regulation D of the Securities Act of 1933, as amended. During 1987, the Company pursued business activities which were unsuccessful.

         On September 1, 1994, an Exchange Agreement was executed between the Company and the stockholders of The Patterson Group, Inc., a California corporation, whereby the California corporation was acquired as a wholly-owned subsidiary of the Company. This transaction resulted in a name change for the Company to The Patterson Group, Inc., a reverse split of the Company's stock of 40 to 1, and the issuance to the stockholders of the California corporation of 4,500,000 shares. Until 1996, the Company's business was conducted through its wholly-owned subsidiary providing hazardous waste transportation. During 1996, the subsidiary ceased its operations. In June of 1998, the subsidiary sought relief under Chapter 7 of the Bankruptcy laws of the United States Bankruptcy Court for the Central District of California. During 1997, the Company organized another subsidiary, APF Holdings to conduct its business. As part of this reorganization, the Company changed its name to American Pacific Financial Services. APF Holdings ceased doing business in 1998.

         On July 19, 1999, the Company entered into an Exchange Agreement under the terms of which the Company acquired certain assets of Daly Consultants, Inc., a California corporation, and Belfair International, Inc., a corporation organized pursuant to the laws of the Isle of Jersey, in exchange for 7,013,392 shares of common stock of the Company. The assets acquired are motion picture movie scripts and $50,000 in cash. The Company now is under new management and intends to engage in the business of producing, marketing and distributing motion pictures. As part of the Company's reorganization in July of 1999, the Company's name was changed to FilmWorld, Inc. and the Company's issued and outstanding shares underwent a ten (10) for one (1) reverse split. This reverse split was effective prior to the issuance of the 7,013,392 shares pursuant to the Exchange Agreement.

         As of September 30, 1999, 7,792,658 shares of the Company's authorized shares of common stock were issued and outstanding.

         Except as described above, to management's knowledge, the Company has not been subject to bankruptcy, receivership or any similar proceeding.

         The Company maintains offices at 4929 Wilshire Blvd., Suite 830, Los Angeles, California 90010. The Company owns all of its assets as shown on the attached financial statements as of August 31, 1999.

(b)      Business of the Issuer

         The business of the Company is described as follows:

(1)      Principal Services

         The Company owns and has copyrights to the following feature film screenplays: Mad Frankie valued at $50,000, Big Buddha valued at $75,000, The Treasure of Calico Jack and Big Mac valued at $100,000, What do Women Want valued at $100,000, Gunga Din valued at $100,000, and Forever Natasha valued at $100,000 for a total of at least $525,000.

         The Company is engaged in developing the above scripts with a view to producing them as full-length, feature films for eventual theatrical and video release in the usual manner of the film production industry.

         The Company intends to acquire rights to additional scripts in the future and to develop and produce them in the same way as above.

(2)      Distribution Methods

         The Company intends to derive revenue from its completed feature films by contractually arranging for them to be released theatrically by third-party companies that specialize in the business of film releasing and distribution. Further revenues will be derived from the sale of theatrical rights abroad, as well as from the sale of video and television rights. Such sales will again be conducted by appropriately contracted third-party companies.

         The Company initially intends to contract with EnterTech Releasing Corporation, a subsidiary of EnterTech Media Group, Inc., a company of which John Daly, Mark Tolner and Alexander H. Walker, Jr. are also directors, to arrange to release and sell some or all of its completed films.

(3)      Status of Publicly Announced New Products or Services

         On July 20, 1999, the Company issued two press releases announcing the terms of the Company's restructuring pursuant to the Exchange Agreement with Daly Consultants, Inc. and Belfair International, Inc. The press releases outlined the change of the Company's name, the ten (10) for one (1) reverse split of the Company's stock, the identity of the new officers and directors of the Company, and the Company's new business endeavors. The Company also sent a letter to all of its shareholders outlining these items on July 19, 1999.

(4)      Competition

         The Company faces well-established and well-funded competition. Motion pictures are produced and marketed by major film studios as well as a large number of smaller independent production companies. The Company will compete with these smaller independent production companies in the production and marketing of feature films. Many of the Company's competitors are well established organizations with extensive knowledge of the industry, marketing staffs and organizations, and financial resources greatly in excess of those available to the Company.

(5)      Dependence on Major Customers

         As indicated throughout this Item 1, the Company is in a reorganizational stage and is in the process of developing its screenplays and producing them as feature films. At this point in time, the Company has no major customers. Of course, the Company intends to develop a number of feature films so its success is not dependent upon a single success.

(6)      Patents, Trademarks, Licenses, Copyrights, etc.

         The Company owns the exclusive world-wide copyrights to its feature film screenplays: Mad Frankie valued at $50,000, Big Buddha valued at $75,000, The Treasure of Calico Jack and Big Mac valued at $100,000, What do Women Want valued at $100,000, Gunga Din valued at $100,000, and Forever Natasha valued at $100,000 for a total of at least $525,000.

         The Company attempts to minimize unauthorized copying of these products by a variety of methods, however, there can be no assurance that unauthorized copying will not occur. The Company attempts, and will continue to attempt, to protect its feature film screenplays by relying on copyright laws and non-disclosure and confidentiality agreements with its employees and certain other persons who have access to its intellectual properties, or who have agreements with the Company.

(7) Governmental Approval, Effect of Governmental Regulations and Costs and Effects of Compliance with Environmental Laws

         At this point in time, there is no need for governmental approval of the Company's intended principal products or services. However, recent high profile events have focused attention on the content of products and services offered by the entertainment industry. Specifically, some governmental review of a link, if any, between the violent content of some movies and crimes committed by members of the society viewing those movies has emerged. While the Company believes that it is unlikely that such scrutiny will result in governmental restrictions placed on the content of products in the entertainment industry, including those the Company intends to produce, such governmental restrictions have rarely been given such consideration and it is possible that restrictions on entertainment content could be imposed. At the time of the filing of this Form 10-SB, however, it is unclear what form any such restrictions would take or how they would be enforced. Nonetheless, the Company is mindful of the fact that such matters are being reviewed on a national level.

         The Company notes that past management engaged in the business of hazardous and non-hazardous waste transportation. To current management's knowledge, such activities ceased in 1996. To date, management is unaware of any liabilities or claims which may exist in connection with the Company's past businesses. Nonetheless, the Company notes that pursuant to Federal environmental laws, the Company may be liable for any environmental contaminations which were the result of the Company's past operations. Depending on the materials involved and the nature of any claimed discharge of such materials, the Company's liability for the actions of past management could be financially devastating to the Company's operations. In this regard, it is management's understanding that past management of the Company obtained insurance in a form and in an amount sufficient to guard against the devastating effects of any claimed discharge of the materials the Company handled in the past.

(8)      Research and Development in the Last Two Years

         To current management's knowledge, the Company has engaged in no research and development during the past two years.

(9)      Employees

         As of September 30, 1999, the Company had one (1) full-time employee. The four (4) officers and directors of the Company also perform services on behalf of the Company but do so on a non-exclusive basis. None of the Company's employees or independent contractors is subject to a collective bargaining agreement and the

Company believes its relations with its employees and independent contractors are good.

(c)      Reports to Security Holders

         Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual reports to security holders through its status as a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

         The public may read and copy any materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by call the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).
                         ---------------------

(d)      Year 2000 Disclosure

         The Company does not anticipate any problem in dealing with computer entries in the year 2000 or thereafter, with any computers currently used at any of their facilities. All of the Company's computer systems are new and have been year 2000 compliant from their acquisition. The Company keeps current with all updates and revisions with all software the Company currently use. It is anticipated that the software updates reflect required revisions to accommodate transactions in the year 2000 and thereafter. Though it is not anticipated that the Company will have a problem at the turn of the century, the Company intends to coordinate the resolution of any year 2000 problems with the vendors of the software the Company utilizes. Nonetheless, the Company recognizes the problems which may arise in connection with the Year 2000 issue.

--------------------------------------------------------------------------------

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

--------------------------------------------------------------------------------

Plan of Operation

         The Company intends to develop and produce a number of the scripts that it owns during the next twelve months. It is unlikely that more than four will be completed or commenced during this first twelve month period of operations. Thereafter, the Company intends to develop and produce six or more each year.

         The Company does not intend to use its own funds for the production of the films it produces. It will use established methods of film financing to avoid as far as is possible any financial risk or burden to its shareholders in relation to such costs. For example, it is common practice in the film industry to bring in joint venture partners who provide the necessary production funds in return for a profit participation in the film. Additionally, the Company intends to make use of any appropriate tax subsidies and grants that are available for film making in various parts of the world.


         The Company will, however, require a small amount of funds to maintain its offices and to develop the films that it decides to produce. Such amounts are considered by management to be relatively minor and are unlikely to exceed a total of U.S. $125,000 in the first twelve months of operations and management is confident that such sums will be available to the Company by way of loans or equity sales.

         Once the Company begins to generate fees from the production of its films and sees profits being derived from the release and sale of its completed films, management is confident that the Company will easily be able to meet is modest overhead requirements. The Company will then have sums available for the acquisition of further rights to scripts and screenplays that it can then develop on an on-going basis.

--------------------------------------------------------------------------------

ITEM 3.  DESCRIPTION OF PROPERTY

--------------------------------------------------------------------------------

(a) Principal Plants and Property and Description of Real Estate and Operating Data.

         The Company has the use of offices at 4929 Wilshire Blvd., Suite 830, Los Angeles, California 90010.

(b)      Investment Policies

         The Company's plan of operations is focused on the development of its film production and marketing endeavors described in Item (1) of this part. Accordingly, the Company has no particular policy regarding each of the following types of investments:

         (1)  Investments  in real  estate  or  interests  in real  estate;

         (2) Investments in real estate mortgages; or

         (3) Securities of or interests in persons primarily engaged in real estate activities.

--------------------------------------------------------------------------------

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

--------------------------------------------------------------------------------

(a)      Security Ownership of Certain Beneficial Owners:

         The  following   information  sets  forth  certain  information  as  of
September 30, 1999 about each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock:

                    (2)
(1)           Name and Address                            (3)                (4)
Title         of Beneficial                       Amount and Nature of   Percent of
of Class      Owner                               Beneficial Ownership   Class
---------     ----------------------------------  --------------------   ----------
Common        Daly Consultants, Inc.                   2,922,247 1          37.5%
              1255 Norman Place
              Los Angeles, CA 90212

Common        Belfair International, Inc.              2,922,247 2          37.5%
              600 S. Curson Avenue, #347
              Los Angeles, CA   90036

--------
         1Such shares are beneficially owned by John Daly, President and a Director of FilmWorld, Inc., through his ownership and control of Daly Consultants, Inc. Daly Consultants, Inc. is the owner of record of all 2,922,247 shares.
         2Such shares are beneficially owned by Menahem Golan, Chairman of the Board and a Director of FilmWorld, Inc., through his ownership and control of Belfair International, Inc. Belfair International, Inc. is the owner of record of all 2,922,247 shares.

Common        Mark Tolner                              1,168,898            15.0%
              4929 Wilshire Blvd., Suite 830
              Los Angeles, CA    90010

Common        Hidden Splendor Resources                  459,450 3           5.9%
              50 West Liberty Street, Suite 880
              Reno, NV   89501

(b)      Security Ownership of Management:

                    (2)
(1)           Name and Address                            (3)                (4)
Title         of Beneficial                       Amount and Nature of   Percent of
of Class      Owner                               Beneficial Ownership   Class
---------     ----------------------------------  --------------------   ----------
Common        John Daly                                2,922,247 4          37.5%
              1255 Norman Place
              Los Angeles, CA 90049

Common        Menahem Golan                            2,922,247 5          37.5%
              600 S. Curson Avenue, #347
              Los Angeles, CA 90036

Common        Mark Tolner                              1,168,898            15.0%
              4929 Wilshire Blvd., Suite 830
              Los Angeles, CA    90010

Common        Alexander H. Walker, Jr.                   459,450 6           5.9%
              50 West Liberty Street, Suite 880
              Reno, Nevada  89501

Common        All Directors and                        7,472,842            95.9%
              Officers as a Group

--------
         3Such shares are beneficially owned by Alexander H. Walker, Jr., Treasurer and a Director of FilmWorld, Inc., through his ownership and control of Hidden Splendor Resources. Hidden Splendor Resources is the owner of record of all 459,450 shares.

         4Such shares are beneficially owned by John Daly, President and a Director of FilmWorld, Inc., through his ownership and control of Daly Consultants, Inc. Daly Consultants, Inc. is the owner of record of all 2,922,247 shares.

         5Such shares are beneficially owned by Menahem Golan, Chairman of the Board and a Director of FilmWorld, Inc., through his ownership and control of Belfair International, Inc. Belfair International, Inc. is the owner of record of all 2,922,247 shares.

         6Such shares are beneficially owned by Alexander H. Walker, Jr., Treasurer and a Director of FilmWorkd, Inc., through his ownership and control of Hidden Splendor Resources is the owner of record of all 459,450 shares.

(c)      Changes in Control:

         There is no arrangement which may result in a change in control.

--------------------------------------------------------------------------------

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

--------------------------------------------------------------------------------

(a)  Directors and Executive Officers

         As of September 30, 1999, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:

                                                               Period Served As
      Name                  Age            Position            Officer/Director*
------------------------    ---      ----------------------   ------------------
Menahem Golan                70      Chairman of the Board    7-19-99 to Present
                                     And a Director

John Daly                    62      President and Director   7-19-99 to Present

Alexander H. Walker, Jr.     73      Secretary and Director    7-1-99 to Present

Mark Tolner                  43      CEO, Treasurer           7-19-99 to Present
                                     and Director
--------
         6Such shares are beneficially owned by Alexander H. Walker, Jr., Treasurer and a Director of FilmWorld, Inc., through his ownership and control of Hidden Splendor Resources. Hidden Splendor Resources is the owner of record of all 459,450 shares.

*The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

(b)      Business Experience:

         Menahem Golan, age 70, is the Chairman of the Board and a Director of FilmWorld, Inc. During the 1980's, Mr. Golan served as the Chairman of the Cannon Group, Inc., an independent film production company. Through the Cannon Group, Mr. Golan produced over 150 films, including "The Assault," a film which won the Academy Award in the category of best foreign film; "Love Streams"; "Satin Slippers"; "Runaway Train"; "Over the Top"; "Cobra"; "Little Dorrit"; "A Cry in the Dark"; "Hannah's War"; "Delta Force"; "Over the Brooklyn Bridge"; "The Magician of Lublin"; "Superman"; and "Operation Thunderbolt". Accordingly, Mr. Golan has extensive experience in producing motion pictures. In addition, Mr. Golan has directed motion pictures during the last five (5) years.

         John Daly, age 62, is the President and a Director of the Company. He has dedicated his life to the entertainment industry. With a partner, Mr. Daly formed Hemdale which has packaged, financed and produced motion pictures. Through Hemdale, Mr. Daly has been involved in the production of many motion pictures including the Oscar- winning Best Pictures, "Platoon" and "Last Emperor", the award winning "Hoosiers" and "At Close Range". Other films in which he and Hemdale participated include "The Terminator", the Cannes award winner "Images," "The Triple Echo", "The Falcon and the Snowman" and "Hidden Agenda".

         Mark Tolner, age 43, is the CEO, Treasurer and a Director of the Company. Mr. Tolner background is in international business, financial and investment management, areas in which he generally has worked during the last eight years. In this regard, Mr. Tolner has been involved with the conceptualizing, negotiating, funding and managing the joint venture vehicle used in the expansion of the a chain of specialist sandwich retailers in London, England. He has negotiated the acquisition from a Danish Venture Capital company of a controlling interest in an company with joint ventures in television data broadcasting with CNN and Reuters. He also has worked on a debt restructuring for the Brazilian State owned shipping line Lloyd Brasiliero cn.

         Alexander H. Walker, Jr., age 73, received his B.A. from Waynesburg College in 1950 and his J.D. from the University of Pittsburgh School of Law in 1952. Since 1956, Mr. Walker has been a practicing attorney, with his practice including trial and transactional work, with an emphasis on corporate securities matters. From 1955 to 1956, he served as the Attorney in Charge of the Salt Lake City, Utah Branch of the United States Securities and Exchange Commission, first serving as the Attorney Advisor for the Division of Corporate Finance in Washington, D.C. from 1954 to 1955. From 1956 through the present, Mr. Walker has maintained a private practice. He maintains licenses in both Utah and Pennsylvania.

(c)      Directors of Other Reporting Companies:

         Messrs. Daly, Walker and Tolner are officers and directors of Entertech Media Group, Inc., a corporation which filed a Form 10-SB with the Commission on or about June 11, 1999. As of the filing of this Form 10-SB, Entertech is responding to the comments from the Staff. Accordingly, Entertech has not made application for the trading of its shares on the OTC Bulletin Board market and Entertech's shares are not quoted on any quotation system.

         Mr. Walker also is a director of Talk Visual Corp. whose shares are traded under the symbol TVCP on the OTC Bulletin Board market.

(d)      Employees:

         The officers and directors who are identified above are the significant employees of the Company.

(e)      Family Relationships:

         There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of the Company.

(f)      Involvement in Certain Legal Proceedings:

         None of the officers, directors, promoters or control persons of the Company have been involved in the past five (5) years in any of the following:

         (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

--------------------------------------------------------------------------------

ITEM 6.  EXECUTIVE COMPENSATION

--------------------------------------------------------------------------------

         The following table sets forth information about compensation paid or accrued by the Company during the years ended December 31, 1998, 1997 and 1996 to the Company's officers and directors. None of the Executive Officers of the Company earned more than $100,000 during the years ended December 31, 1998, 1997 and 1996.

                           Summary Compensation Table

                                                             Long Term Compensation
                                                  --------------------------------------------
                            Annual Compensation       Awards                        Payouts
                          ----------------------  -------------                ---------------
                                                   (e)                 (g)
                                                  Other     (f)      Securities          (i)
 (a)                                              Annual  Restricted Under-    (h)     Other
Name and                             (c)    (d)   Compen-  Stock     Lying     LTIP    Compen-
Principal                  (b)     Salary  Bonus  sation   Awards    Options/  Payouts sation
Position                   Year    $       ($)     ($)     ($)       SARs(#)   ($)     ($)
--------                  ------   ------  -----  ------  ------     --------  ------  -------
Mehahem Golan
Chairman of                1998    $ None $ None  $ None  $ None      None      None      None
the Board                  1997    $ None $ None  $ None  $ None      None      None      None
                           1996    $ None $ None  $ None  $ None      None      None      None

John Daly
President and              1998    $ None $ None  $ None  $ None      None      None      None
Director                   1997    $ None $ None  $ None  $ none      None      None      None
                           1996    $ None $ None  $ None  $ None      None      None      None

Alexander H. Walker, Jr.
Secretary and              1998    $ None $ None  $ None  $ None      None      None      None
Director                   1997    $ None $ None  $ None  $ none      None      None      None
                           1996    $ None $ None  $ None  $ None      None      None      None

Mark Tolner
CEO, Treasurer             1998    $ None $ None  $ None  $ None      None      None      None
and Director               1997    $ None $ None  $ None  $ none      None      None      None
                           1996    $ None $ None  $ None  $ None      None      None      None

--------------------------------------------------------------------------------

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

--------------------------------------------------------------------------------

         During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's capital stock, except as follows:

         On July 19, 1999, the Company issued a total of 7,013,392 shares of its common stock to the following in the following amounts:

              Daly Consultants, Inc.                  2,922,247
              Belfair International, Inc.             2,922,247
              Mark Tolner                             1,168,898

         The shares issued to Daly Consultants, Inc. and Belfair International, Inc. were issued in consideration for $50,000 in cash and the intellectual property purchased by the Company pursuant to the Exchange Agreement dated July 19, 1999. Such property had a value of at least $525,000. It is carried on the Company's financial statement at predecessor cost due to the relationship between directors and these shareholders. The shares issued to Mr. Tolner were issued in consideration for his future services to the Company. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

         The Company is indebted to Hidden Splendor Resources, Ltd. in the amount of $150,000. Alexander H. Walker, Jr. is the beneficial owner of Hidden Splendor Resources, Ltd. This debt is for legal and accounting services, transfer fees, filing fees and other expenses incurred as a result of this corporate reorganization.

--------------------------------------------------------------------------------

ITEM 8.  LEGAL PROCEEDINGS

--------------------------------------------------------------------------------

         The Company is not party to, and none of the Company's property is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings that will have a materially adverse effect upon the Company's financial condition or operation.

--------------------------------------------------------------------------------

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

--------------------------------------------------------------------------------

Market Information:

         Prior to August 2, 1999, shares of the Company's common stock were traded on the system of the National Association of Securities Dealers, Inc. ("NASDAQ"), known on the Bulletin Board under the symbol "FWLD". Because the Company had not complied with the requirements of the NASD, the Company's shares were "delisted" from the OTC Bulletin Board system on August 2, 1999. The Company intends to apply for listing on the OTC Bulletin Board system once it clears any comments the Staff may have to this Form 10-SB.

         The following table sets forth the range of high and low bid prices for the Company's Common Stock for each quarterly period indicated as reported by the Research Department of the NASDAQ Stock Market, Inc. The Research Department of the NASDAQ Stock Market, Inc. has indicated that high/low bid information is unavailable for certain periods :

                                    Common Stock
         --------------------------------------------------------------
            Quarter Ended             High Bid             Low Bid
         --------------------------------------------------------------
            September 30, 1999        $ 5.00            $ 1.125
            June 30, 1999             $ 0.18            $ 0.0313
            March 31, 1999            $ 0.125           $ 0.0313
            December 31, 1998         $ 0.65625         $ 0.03125
            September 30, 1998        $ 1.00            $ 0.375
            June 30, 1998             $ 0.875           $ 0.1875
            March 31, 1998            $Unavailable      $Unavailable
            December 31, 1997         $Unavailable      $Unavailable
            September 30, 1997        $Unavailable      $Unavailable
            June 30, 1997             $Unavailable      $Unavailable
            March 31, 1997            $Unavailable      $Unavailable

Holders:

         There were approximately 176 holders of record of the Company's common stock as of September 30, 1999.

Dividends:

         The Company has never paid cash dividends on its stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

--------------------------------------------------------------------------------

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

--------------------------------------------------------------------------------

         On August 14, 1996, the Company issued a total of 500,000 shares of its common stock pursuant to Rule 504 of Regulation Dfor $250,000 in cash. Of this amount, 166,667 of shares were issued to Vestcom, Ltd. for a consideration of $83,333 and 333,333 shares were issued to Information Technology, Ltd. for a consideration of $166,667.

         On September 26, 1996, the Company issued a total of 560,000 additional shares of its common stock pursuant to the same Rule 504 of Regulation D offering referred to in the preceding paragraph. Of this amount, 360,000 of shares were issued to Vestcom, Ltd. for a consideration of $180,000 and 200,000 shares were issued to Information Technology, Ltd. for a consideration of $100,000.

         On July 19, 1999, the Company issued a total of 7,013,392 shares of its common stock to the following in the following amounts:

              Daly Consultants, Inc.                  2,922,247
              Belfair International, Inc.             2,922,247
              Mark Tolner                             1,168,898

         The shares issued to Daly Consultants, Inc. and Belfair International, Inc. were issued in consideration for $50,000 in cash and the intellectual property purchased by the Company pursuant to the Exchange Agreement dated July 19, 1999. Such property had a value of at least $525,000. It is carried on the Company's financial statement at predecessor cost due to the relationship between directors and these shareholders. The shares issued to Mr. Tolner were issued in consideration for his services to the Company. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

--------------------------------------------------------------------------------

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

--------------------------------------------------------------------------------

         The Company is registering all of its issued and outstanding shares of its capital stock with a par value of One Mill ($0.001) per share. On September 30, 1999, there were 7,792,658 shares of stock issued and outstanding.

Capital Stock

         Each of the holders of record of stock is entitled to one (1) vote per share thereof at all shareholder meetings for all purposes, including the election of the Company's directors and all other matters submitted to such holders for a vote of stockholders; to share ratably in all dividends, when, as, and if declared by the Company's Board of Directors from funds legally available therefor; and to share ratably in all assets available for distribution to holders of record of capital stock upon liquidation or dissolution after the payment of ll debts and other liabilities. Shares of common stock are not redeemable and the holders have no conversion rights, pre-emptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. The common stock does not carry cumulative voting rights. All issued and outstanding shares of common stock are fully-paid and non-assessable.

         There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial condition at the time.

         The Company may, if approved at the general meeting of shareholders, resolve to authorize the Board of Directors to declare and pay dividends to the Company's shareholders in the form of bonus shares. The shareholders would receive bonus shares in lieu of cash dividends, if any, declared and paid by the Company.

         "Anti-Takeover" Provisions. Although the Board of Directors is not presently aware of any takeover attempts, the Company's Certificate of Incorporation and By-laws contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage, or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by the Board of Directors and approved by the stockholders of the Company.

         Authorized but Unissued Shares. The Company has authorized 110,000,000 shares divided into 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, par value $0.001 per share. These shares were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financing, acquisitions, mergers, stock dividends, stock splits, stock options and other purposes. The Company has no agreements, commitments or plans at this time for the sale or use of its shares of common stock except as described herein. Through September 30, 1999, the Company had issued 7,792,658 shares of stock.

         No Cumulative Voting. The Company's Certificate of Incorporation and Bylaws do not contain any provisions for cumulative voting. Cumulative voting entitles stockholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than fifty percent (50%) of the outstanding shares voting to elect one or more members of a Board of Directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a Board of Directors and would be sufficient to elect all the members of the Board of Directors being elected.

         General Effect of Anti-Takeover Provisions. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interest as the offer might include a premium over the market price of the Company's capital stock at that time. In addition, these provisions may have the effect of assisting the Company's current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of the Company's business.

         Voting Rights. Except as set forth below, every holder of shares present in person or by proxy or by representative, attorney or proxy appointed under the Company's By-laws at a meeting of shareholders has one vote on a vote taken by a show of hands, and on a poll every holder of shares who is present in person or by proxy or representative has one vote for every fully paid share held by him, registered in each shareholder's name on the Company's stockholder list. Unless a poll is demanded, every question submitted to a meeting of holders of shares shall be decided by a show of hands of the shareholders present and entitled to vote. In the case of an equality of votes, in either a poll or a show of hands, the chairman shall have a second or casting vote. Notwithstanding the above, restrictions are imposed on voting rights in the following circumstances: (a) if two or more persons are registered as the holder of the share, the only one of the holders entitled to vote is the senior who tenders a vote, seniority being determined by the order of names in the company's list of stockholders; (b) if the terms upon which the shares was issued restrict the voting rights attaching to that share, the holder is entitled to vote only in accordance with the terms upon which that share was issued (neither any shares currently outstanding nor the common shares have restricted voting rights).

         Article II Section 5 of the Company's By-laws allows that the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. All resolutions (e.g. resolutions for the election of directors, the approval of increase in authorized capital, approval of financial statements, amending the Articles of Incorporation and By-laws; authorizing liquidation or a going private transaction) require the affirmative vote of the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote.

         Not less than ten days' notice of any general shareholders meeting, specifying the place, day and hour of the meeting, specifying the general nature of the business, shall be given to the shareholders.

         Article III Section 4 of the Company's By-laws allows that any director or the entire Board of Directors may be removed, at any time, with or without cause, by the holders of a majority of the shares then entitled to vote with or without a stockholders meeting.

         Certain Voting Requirements. The affirmative vote of the holders of a majority of the shares present at a shareholders meeting and entitled to vote generally constitutes shareholder approval or authorization of matters for which such approval or authorization is required. A sale or transfer of substantially all of the Company's assets, liquidation, merger, consolidation, reorganization or similar extraordinary corporate action generally requires the affirmative vote of a majority of the shares outstanding and entitled to vote thereon.

         Restricted Shares. Restricted shares may not be sold unless they are registered or are sold pursuant to an applicable exemption from registration, including pursuant to Rule 144.

         Reports to Shareholders. The Company intends to furnish its shareholders with annual reports containing financial statements for each fiscal year containing unaudited summary financial information and such other periodic reports as it may deem appropriate or as required by law.

--------------------------------------------------------------------------------

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

--------------------------------------------------------------------------------

         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not entitled to be indemnified by the Company.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

--------------------------------------------------------------------------------

ITEM 13. Financial Statements

--------------------------------------------------------------------------------




                                 FILMWORLD, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                 (Formerly American Pacific Financial Services)
                              FINANCIAL STATEMENTS
                 FOR THE EIGHT MONTHS ENDING AUGUST 31, 1999 AND
                 FOR THE YEARS ENDING DECEMBER 31, 1998 AND 1997

                                 FILMWORLD, INC.
                          A DEVELOPMENT STAGE ENTEPRISE

                                TABLE OF CONTENTS



                                                                     Page
                                                                      No.
                                                                  ------------

ACCOUNTANT'S AUDIT REPORT                                              1

FINANCIAL STATEMENTS

            Balance Sheets                                            2-3

            Statements of Operation                                    4

            Statements of Changes in Stockholder's Equity              5

            Statements of Cash Flows                                   6

NOTES TO FINANCIAL STATEMENTS                                        7-11

DALE McGHIE                                           Town & Country Plaza
CERTIFIED PUBLIC ACCOUNTANT                   1539 Vassar St. Reno, Nevada 89502
                                                        Tel: 702-323-7744
                                                        Fax: 702-323-8288



                          INDEPENDENT AUDITOR'S REPORT



To the Board of  Directors
FilmWorld, Inc.(formerly American Pacific Financial Services)

I have audited the accompanying balance sheets of FilmWorld, Inc., a development stage enterprise (formerly American Pacific Financial Services) as of August 31, 1999, December 31, 1998 and 1997, the related statements of operations, changes in stockholders' equity and cash flows for the eight months ending August 31, 1999, and the years ending December 31, 1998, and 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the Company's financial position as of August 31, 1999, December 31, 1998 and 1997, and the results of their operations, changes in stockholders' equity, and their cash flows for the eight months ending August 31, 1999, and the years ending December 31, 1998 and 1997, in conformity with generally accepted accounting principals.

The accompanying financial statements have been presented assuming that the Company will continue as a going concern. As discussed in Notes 1 and 10 to the financial statements, the Company recently reorganized and its ability to continue as a going concern is dependent on attaining future profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Reno, Nevada
September 30, 1999

                FILMWORLD, INC. -- A DEVELOPMENT STAGE ENTERPRISE
                 (Formerly American Pacific Financial Services)
                                 BALANCE SHEETS
                 AUGUST 31, 1999, AND DECEMBER 31, 1998 AND 1997


                                     ASSETS


                                                 31-Aug-99    1998       1997
                                                 ---------  --------   --------
CURRENT ASSETS
    Cash                                         $ 20,020   $   --     $    457
    Prepaid Expenses                                 --         --        1,658
                                                 --------   --------   --------

    Total Current Assets                           20,020       --        2,115
                                                 --------   --------   --------



PROPERTY, PLANT & EQUIPMENT
    Vehicles                                         --         --       15,480
    Machines and Equipment                          3,096       --         --
    Furniture and Fixtures                           --         --       11,036
                                                 --------   --------   --------

                                                               3,096     26,516
    Less Accumulated Depreciation                     100       --       11,024
                                                 --------   --------   --------

    Total Property, Plant & Equipment               2,996       --       15,492
                                                 --------   --------   --------



OTHER ASSETS
    Film inventory, story rights and scenarios    531,400       --         --
    Deposits                                          400       --        1,658
                                                 --------   --------   --------

    Total Other Assets                            531,800       --        1,658
                                                 --------   --------   --------

    TOTAL ASSETS                                 $554,816   $   --     $ 19,265
                                                 ========   ========   ========


     The accompany notes are an integral part of these financial statements

                FILMWORLD, INC. -- A DEVELOPMENT STAGE ENTERPRISE
                 (Formerly American Pacific Financial Services)
                                 BALANCE SHEETS
                 AUGUST 31, 1999, AND DECEMBER 31, 1998 AND 1997


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                           31-Aug-99           1998             1997
                                                                          -----------      -----------      -----------
CURRENT LIABILITIES
    Account Payable Trade                                                 $       584      $     9,594      $    18,133
    Bank Overdraft                                                               --              3,844             --
    Current Portion of Long Term Debt (Notes 3, 4 and 8)                      150,000             --              3,855
                                                                          -----------      -----------      -----------
    Total Current Liabilities                                                 150,584           13,438           21,988
                                                                          -----------      -----------      -----------

LONG TERM LIABILITIES
    Notes and contracts, Net of Current
       Portion  (Note 3)                                                         --               --              6,505
    Notes Payable, Shareholder (Note 4)                                          --               --            194,864
                                                                          -----------      -----------      -----------
    Total Long-Term Liabilities                                                  --               --            201,369
                                                                          -----------      -----------      -----------

    Deferred Income Taxes - Note 6                                               --               --               --
                                                                          -----------      -----------      -----------

STOCKHOLDERS' EQUITY
    Preferred stock: 10,000,000 shares
      authorized ($.001 par value), none issued
    Common Stock: 100,000,000 shares
       authorized ($.001 par value), issued and                                  --               --               --
      outstanding 7,792,657 shares on August 31, 1999,
       and 779,266 shares on December 31 1998 and 1997,
       (See Note 2)                                                             7,793              779              779
    Additional Paid in Capital                                                568,386        1,146,648        1,141,812
    Accumulated Deficit (prior to quasi reorganization)                          --         (1,160,865)      (1,346,683)
    Deficit accumulated during divelopment
       stage (July 16, 1999, in connection with quasi reorganization)        (171,947)            --               --
                                                                          -----------      -----------      -----------

    Total Stockholder's Equity                                                404,232          (13,438)        (204,092)
                                                                          -----------      -----------      -----------

                                                                          $   554,816      $      --        $    19,265
                                                                          ===========      ===========      ===========


     The accompany notes are an integral part of these financial statements

                FILMWORLD, INC. -- A DEVELOPMENT STAGE ENTERPRISE
                 (Formerly American Pacific Financial Services)
                             STATEMENTS OF OPERATION
                   FOR THE EIGHT MONTHS ENDING AUGUST 31, 1999
                 AND THE YEARS ENDING DECEMBER 31, 1998 AND 1997

                                           From inception
                                           of development
                                                stage        31-Aug-99         1998           1997
                                              ---------      ---------      ---------      ---------
REVENUE
    Transportation Disposal                   $    --        $    --        $    --        $ 128,324
    Sales and Rental Income                        --             --             --           65,266
    Gaming Income (Note 1)                         --             --             --           25,217
    Transaction Fee Income (Note 1)                --             --          289,230           --
                                              ---------      ---------      ---------      ---------
      Total Revenue                                --             --          289,230        218,807
                                              ---------      ---------      ---------      ---------
DIRECT COSTS
    Labor Costs                                    --             --             --          154,657
    Facility Costs                                 --             --           15,292         32,271
    Vehicle Expenses                               --             --             --           47,760
    Depreciation                                   --             --            4,914         19,577
    Cost of Sales                                  --             --             --           35,516
    Gaming Payout (Note 1)                         --             --             --           19,729
                                              ---------      ---------      ---------      ---------
       Total Direct Costs                          --             --           20,206        309,510
                                              ---------      ---------      ---------      ---------
Revenue Less Direct Costs                          --             --          269,024        (90,703)
                                              ---------      ---------      ---------      ---------

OPERATING EXPENSES
    Outside Services                              8,025          8,025
    Labor Costs                                    --             --           92,862        138,661
    Travel (post 1998)                            8,310          8,310
    General and Administrative Expenses           5,612          7,812         33,377        186,484
                                              ---------      ---------      ---------      ---------
        Total Operating Expenses                 21,947         24,147        126,239        325,145
                                              ---------      ---------      ---------      ---------
Operating Income (Loss)                         (21,947)       (24,147)       142,785       (415,848)

OTHER INCOME / (EXPENSE)
    Organizational Costs (Note 2)              (150,000)      (150,000)          --             --
    Forgiveness of Debt                            --             --          308,466           --
    (Bad Debt)                                     --             --         (264,930)          --
    Gain on sale of Assets                         --             --             (503)          --
                                              ---------      ---------      ---------      ---------
NET GAIN (LOSS) BEFORE INCOME
TAXES AND EXTRAORDINARY ITEM                   (171,947)      (174,147)       185,818       (415,848)
     Provision for Income Taxes  (Note 6)          --             --             --             --
                                              ---------      ---------      ---------      ---------
NET (LOSS) BEFORE
EXTRAORDINARY ITEM                             (171,947)      (174,147)       185,818       (415,848)
    Extraordinary Item (Notes 1 and 9)             --             --             --          105,178
                                              ---------      ---------      ---------      ---------
    NET INCOME (LOSS)                         $(171,947)     $(174,147)     $ 185,818      $(310,670)
                                              =========      =========      =========      =========

Earnings (Loss ) Per Common Share (Note 2)                   $  (0.083)     $   0.238      $  (0.399)
                                                             =========      =========      =========
Fully diluted earnings (loss) per comon share
    (Note 2)                                                                $   0.227
                                                                            =========


     The accompany notes are in integral part of these financial statements

                FILMWORLD, INC. -- A DEVELOPMENT STAGE ENTERPRISE
                 (Formerly American Pacific Financial Services)
                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                   FOR THE EIGHT MONTHS ENDING AUGUST 31, 1999
                AND THE YEARS ENDING DECEMBER 31, 1998, AND 1997

                                               Capital                                                    Deficit
                                                Stock                                                      Accum.
                                               -------                   Paid-in         Retained        During Dev.
                                        Number           Amount          Capital         Earnings          Stage
                                     -----------      -----------      -----------     -----------      -----------
Balance December 31,1996               7,792,658      $     7,793      $ 1,134,798     $(1,036,013)     $      --
Impact from 10-1 reverse split
    occurring on 7/23/99              (7,013,392)          (7,014)           7,014            --               --
                                     -----------      -----------      -----------     -----------      -----------
Restated Balance
     December 31, 1996                   779,266              779        1,141,812      (1,036,013)            --

Net loss for the year ending
    December 31, 1997                       --               --               --          (310,670)            --
                                     -----------      -----------      -----------     -----------      -----------

Balance, December 31, 1997               779,266              779        1,141,812      (1,346,683)            --
Stockholder's contribution to               --
    paid in capital                         --               --              4,836            --               --
Net profit for the year ending              --
    December 31, 1998                       --               --               --           185,818             --
                                     -----------      -----------      -----------     -----------      -----------


Balance, December 31, 1998               779,266              779        1,146,648      (1,160,865)            --
Stockholder's Contribution to
    paid in capital                       12,883
Stock issued for cash                    615,034              615           52,150            --               --
Stock issued for services at par       1,168,898            1,169             --              --               --
Stock  issued for film inventory
    (at cost)                          5,229,460            5,230          519,770            --               --
Quasi Reorganization                  (1,163,065)       1,163,065
Net (loss) for the seven months
    ending August 31, 1999                  --               --               --            (2,200)        (171,947)
                                     -----------      -----------      -----------     -----------      -----------


Balance, August 31, 1999               7,792,658      $     7,793      $   568,386     $      --        $  (171,947)
                                     ===========      ===========      ===========     ===========      ===========


     The accompany notes are in integral part of these financial statements

                FILMWORLD, INC. -- A DEVELOPMENT STAGE ENTERPRISE
                 (Formerly American Pacific Financial Services)
                            STATEMENTS OF CASH FLOWS
                   FOR THE EIGHT MONTHS ENDING AUGUST 31, 1999
                AND THE YEARS ENDING DECEMBER 31, 1998, AND 1997

                                                   From inception
                                                   of development
                                                        stage        31-Aug-99         1998           1997
                                                      ---------      ---------      ---------      ---------
Cash Flows  Operating Activities:
Net Income (Loss)                                     $(171,947)     $(174,147)     $ 185,818      $(310,670)
    Adjustments to Reconcile Net Income
     to Net Cash provided by operating activities
      Depreciation and Amortization                         100            100          4,914         19,577
      Book Value of Equipment Sold                         --             --           10,578        216,569
      Forgiveness of Debt                                  --             --         (308,466)          --
    (Increase) Decrease in:
      Change in Accounts Receivable                        --             --             --          100,760
      Change on Other Assets                               (400)          (400)         3,316         17,686
    Increase (Decrease) in:
      Change in Accounts Payable                         (2,171)        (9,010)        (8,540)        13,557
      Change in Other Current Liability                    --             --             --          (16,622)
                                                      ---------      ---------      ---------      ---------
    Net Cash Provided (Used) by
        Operating Activities                           (174,418)      (183,457)      (112,380)        40,857
                                                      ---------      ---------      ---------      ---------

Cash Flows Investment Activities:
    Investments in film rights                         (531,400)      (531,400)
    Investments in plant and equipment                   (3,096)        (3,096)          --             --
    Gain on Liquidation of Subsidiary                      --             --         (102,485)
                                                      ---------      ---------      ---------      ---------
    Net Cash (Used) by
          Investment Activities                        (534,496)      (534,496)          --         (102,485)
                                                      ---------      ---------      ---------      ---------

Cash Flows Financing Activities:
    Stockholder Loan                                       --             --          113,602        194,864
    Repayment of long term debt                            --             --          (10,359)      (139,325)
    Contributions to Capital                            578,934        591,817          4,836           --
    Increase in long term debt                          150,000        150,000           --             --
                                                      ---------      ---------      ---------      ---------
    Net Cash Provided (Used)
         by Financing Activities                        728,934        741,817        108,079         55,539
                                                      ---------      ---------      ---------      ---------

Increase (Decrease) in Cash and Cash
    Equivalents                                          20,020         23,864         (4,301)        (6,089)
Cash at Beginning of Year                                  --           (3,844)           457          6,546
                                                      ---------      ---------      ---------      ---------

Cash at End of Year                                   $  20,020      $  20,020      $  (3,844)     $     457
                                                      =========      =========      =========      =========


     The accompany notes are an integral part of these financial statements

                FILMWORLD, INC. - A DEVELOPMENT STAGE ENTERPRISE
                 (Formerly American Pacific Financial Services)
                        NOTES TO THE FINANCIAL STATEMENTS
                                     AUGUST
                 AUGUST 31, 1999, AND DECEMBER 31, 1998 AND 1997


Note 1 - ORGANIZATION AND NATURE OF BUSINESS

FilmWorld,  Inc. ("the Company") is a Development Stage Enterprise as defined by
FASB  statement  No.  7,   "Accounting   and  Reporting  by  Development   Stage
Enterprises."

The Company was originally organized under the laws of the State of Nevada on December 23, 1986, under the name Hair Life Inc. The Company became inactive during 1987 and remained inactive until September 1, 1994. On September 1, 1994, the shareholders of the Hair Life, Inc. and the "The Patterson Group" (a California S Corporation) approved a reverse acquisition agreement whereby The Patterson Group became a wholly owned subsidiary of Hair Life, Inc., in exchange for 4,500,000 shares of common stock (after giving effect to a reverse stock split) of Hair Life. Hair Life, Inc. then changed its name to The Patterson Group. The Patterson Group changed its capitalization by a reverse split of the then outstanding common stock of one new share for each forty old shares. The Patterson Group conducted operations via 2 subsidiaries until approximately June 1998, at which time one subsidiary sought relief under Chapter 7 of the bankruptcy laws in the United States Bankruptcy Court for the Central District of California. The effects of the bankruptcy were reflected in the 1997 audit of the Patterson Group. Another subsidiary, APF Holdings (fka Blue Parrot Holdings) also discontinued operations in 1998, after which time the Patterson Group transferred all interest in it to the majority shareholder of The Patterson Group. By December 31, 1998, the Patterson Group had discontinued all operations and remained dormant until May 1999.

In May of 1999, the majority shareholder of the Patterson Group sold his common stock in the Patterson Group (equaling approximately 90% of the outstanding common stock). On or about July 18, 1999, the new shareholders funded the Company with $50,000 and film rights with a cost basis of $525,000 (which is also the current fair market value) after giving effect to a ten for one reverse split and changing the corporate name to FilmWorld, Inc. The Company authorized a capitalization of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, with a par value of $0.001 per share. All references in the accompanying financial statements to the number of common shares and the per-share amounts for 1997 and 1998 have been restated to reflect the reverse split and authorized capitalization.

On July 19, 1999, the stockholders of the Company approved a plan of informal quasi reorganization. This plan eliminated its then retained deficit of $1,163,065 and lowered additional paid in capital by the same amount.

The Company is currently in the motion picture production and distribution business.

                FILMWORLD, INC. - A DEVELOPMENT STAGE ENTERPRISE
                 (Formerly American Pacific Financial Services)
                        NOTES TO THE FINANCIAL STATEMENTS
                                     AUGUST
                 AUGUST 31, 1999, AND DECEMBER 31, 1998 AND 1997


Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPALS OF CONSOLIDATION:
These financial statements were consolidated during 1997 and 1998 to include the accounts of The Patterson Group and its wholly-owned subsidiaries. All significant inter-company accounts and transactions were eliminated in the consolidated statements.

CASH EQUIVALENTS:
The Company records as cash equivalents all highly liquid short-term investments with original maturates of three months or less.

INVENTORIES:
Inventories are stated at the lower of cost or market. Film costs are segregated between current and noncurrent assets. Unamortized cost of films released, completed films not released and television films in production under contract of sale are current assets.
All other capitalized film costs are classified as noncurrent assets.

REVENUE RECOGNITION:
Revenues on motion pictures are recognized on show dates under both percentage of receipts and flat fee arrangements. Nonrefundable guarantees are deferred and recognized as revenue as show dates occur. Outright sales of motion pictures are recognized as revenue as of date of sale.

PRODUCTION COSTS:
Production costs of motion pictures are capitalized as inventory and amortized using the individual-film-forecast method.

PROPERTY, PLANT, AND EQUIPMENT:
Equipment is recorded at cost and depreciated over its useful life generally on a straight-line basis.

INCOME TAXES:
The Company adopted Financial Accounting Statement No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company made the required calculation based upon the difference between financial statements and tax bases of assets and liabilities using tax rates in effect for the year in which the differences were expected to reverse. See also Note 6.

EARNINGS PER SHARE and OPTIONS:
Except as discussed immediately below, the earnings per share calculation is based on the weighted average number of shares of common stock and common stock equivalents

                FILMWORLD, INC. - A DEVELOPMENT STAGE ENTERPRISE
                 (Formerly American Pacific Financial Services)
                        NOTES TO THE FINANCIAL STATEMENTS
                                     AUGUST
                 AUGUST 31, 1999, AND DECEMBER 31, 1998 AND 1997


Note 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

EARNINGS PER SHARE and OPTIONS (Continued):
outstanding during the period: 2,094,277 for August 31, 1999, and 779,266 for December 31, 1998 and 1997.

Currently outstanding is an option to purchase 37,000 shares at $5 per share. Except for 1998, the options were not included in the earnings per common share calculation, as the options are anti-dilutive. Fully diluted shares outstanding on December 31, 1998 was 816,266.

USE OF ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from management's estimates.

ORGANIZATIONAL COSTS:
The Company has adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities" issued in April 1998 by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. Pursuant to SOP 98-5, organizational costs are expensed as incurred instead of being capitalized and amortized.


Note 3 - AMOUNTS DUE ON AGREEMENT AND NOTE

Amounts due under contract consisted of the following as of August 31, 1999, and December 31, 1998 and 1997:

                                                                  Balance Due
                                                       Aug--99       1998        1997
                                                      --------     -------     --------
Amount due on contract dated 7/23/99 to
Hidden Splendor Resources, payable  on
demand with no interest                               $150,000     $  --       $   --

A note dated 7/9/96, secured by an automobile,
payable  at $356 per  month including interest at
4.9% per annum                                            --          --         10,359
                                                      --------     -------     --------

Total Notes Payable                                    150,000        --         10,359
Less Current Portion                                   150,000        --          3,855
                                                      --------     -------     --------

Long Term Debt                                        $   --       $  --       $  6,504
                                                      ========     =======     ========

                FILMWORLD, INC. - A DEVELOPMENT STAGE ENTERPRISE
                 (Formerly American Pacific Financial Services)
                        NOTES TO THE FINANCIAL STATEMENTS
                                     AUGUST
                 AUGUST 31, 1999, AND DECEMBER 31, 1998 AND 1997


Note 4 - AGREEMENT AND NOTE PAYABLE TO SHAREHOLDERS

Notes Payable to Shareholder consisted of the following as of August 1999, and December 31, 1998 and 1997:

                                                                Balance Due
                                                         Aug--99    1998      1997

Agreement dated 7/19/99, payable on demand              $150,000     --         --

Note Payable, unsecured, dated 12/31/97, with
interest accruing at 6% per annum beginning 7/1/98
This note was forgiven in 1998                              --       --     $197,864*

See also Notes 3 and 8.

*During 1998, the Shareholder loaned additional amounts to the Company for a total note payable of $308,466. The Shareholder forgave the entire note in 1998.


Note 5 - LEASE COMMITMENTS

All leases were surrendered during 1997. See also Note 3.


Note 6 - INCOME TAXES

The Company has net operating loss carry forwards of approximately $170,000 which can be carried forward to offset future taxable earnings until the year 2024. Prior losses will be of nominal value because of the change in ownership. See also Note 2.


Note 7 - DIVIDEND POLICY

The Company has paid no dividends since inception.


Note 8 - RELATED PARTY TRANSACTIONS

The  Company  is  indebted  to  Hidden  Splendor  Resources,   Ltd.,  a  Company
shareholder. Hidden Splendor Resources is beneficially owned by an officer and director of the Company. See also Notes 3 and 4.

                FILMWORLD, INC. - A DEVELOPMENT STAGE ENTERPRISE
                 (Formerly American Pacific Financial Services)
                        NOTES TO THE FINANCIAL STATEMENTS
                                     AUGUST
                 AUGUST 31, 1999, AND DECEMBER 31, 1998 AND 1997


Note 9 - EXTRAORDINARY ITEM

In June of 1998, the Company liquidated a wholly-owned subsidiary via a filing under Chapter 7 of the bankruptcy laws in the United States Bankruptcy Court for the Central District of California. The effects of the liquidation were reflected in the 1997 financial statements. See also Note 1.


Note 10- UNCERTAINTY REGARDING GOING CONCERN

The Company's financial statements have been prepared assuming that the Company will continue as a going concern. The Company's ability to continue as a going concern is dependent on attaining future profitable operations. If operations do not become profitable, then substantial doubt exists about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

--------------------------------------------------------------------------------

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

--------------------------------------------------------------------------------

         There  have  been  no  disagreements  with  the  Company's  independent accountants over any item involving the Company's financial statements. The Company's independent accountants are W. Dale McGhie, Certified Public Accountant, Town & Country Plaza, 1539 Vassar Street, Reno, Nevada 89502.

--------------------------------------------------------------------------------

ITEM 15. Financial Statements and Exhibits

--------------------------------------------------------------------------------

         The following exhibits are filed with this Form 10-SB:

Assigned Number            Description

(2)               Plan of acquisition, reorganization, arrangement, liquidation,
                  or succession:      None

(3)(ii)           By-laws of the Company: Included

(4)               Instruments   defining   the  rights  of   holders   including
                  indentures:         None

(9)               Voting Trust Agreement:   None

(10)              Material Contracts: July 19, 1999 Exchange Agreement

(11)              Statement   regarding   computation   of  per   share
                  earnings:   Computations   can  be  determined   from
                  financial statements.

(16)              Letter on change in certifying accountant:   None

(21)              Subsidiaries of the registrant:   None

(24)              Power of Attorney:   None

(27)              Financial Data Schedule:   Included

(99)              Additional Exhibits:   None

--------------------------------------------------------------------------------

                                   SIGNATURES

--------------------------------------------------------------------------------

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 4, 1999.


                                  FILMWORLD, INC.



                                  By:
                                     -------------------------------------------
                                     John Daly
                                     President